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SECURI[...]MISSION

13012316

SEC Mail Processing Section

MAR 01 2013

Washington DC

8-44963

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 AND ENDING DECEMBER 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardnyr Michael Capital, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 North Water Street, Suite 15265
(No. and Street)

Mobile	Alabama	36602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pfilip G. Hunt, Jr., President — 251-342-6384
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name - *if individual state last, first, middle name*)

420 South Orange Avenue, Suite 500	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pfilip G. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Gardnyr Michael Capital, Inc. as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDNYR MICHAEL CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

CliftonLarsonAllen

GARDNYR MICHAEL CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

GARDNYR MICHAEL CAPITAL, INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2012

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Gardnyr Michael Capital, Inc. (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

The Board of Directors
Gardnyr Michael Capital, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardnyr Michael Capital, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Orlando, Florida
February 26, 2013

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

ASSETS		
Cash and Cash Equivalents	$	2,209,160
Restricted Cash		1,133,504
Trading Income Receivable		48,585
Securities Owned, at Fair Value		6,707,617
Prepaid Expenses		61,912
Due from Employees		7,758
Property and Equipment, Net		103,769
Total Assets	$	10,272,305

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	130,289
Securities Sold Short, at Fair Value		413,993
Payable to Broker-Dealers and Clearing Organizations		6,393,600
Total Liabilities		6,937,882
STOCKHOLDER'S EQUITY		
Common Stock; $1 Par Value; 50,000 Shares Authorized 2,000 Shares Issued and Outstanding		2,000
Paid-In Capital		601,527
Retained Earnings		2,730,896
Total Stockholder's Equity		3,334,423
Total Liabilities and Stockholder's Equity	$	10,272,305

See accompanying Notes to Financial Statements.

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUES	
Underwriting Income	$ 1,927,793
Trading Income, Net	7,290,103
Interest and Dividend Income	734,190
Miscellaneous Income	71,471
Financial and Investment Advisory Fees	6,750
Total Revenues	10,030,307
EXPENSES	
Commissions	4,705,969
Employee Compensation and Benefits	1,771,533
Professional Fees	1,415,977
General and Administrative	664,222
Interest Expense	473,362
Clearing Charges	462,826
Total Expenses	9,493,889
NET INCOME	$ 536,418

See accompanying Notes to Financial Statements.

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMEBER 31, 2012

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2011, As Previously Reported	$ 2,000	$ 301,527	$ 2,512,014	$ 2,815,541
Prior Period Adjustment	-	-	(42,621)	(42,621)
BALANCE, DECEMBER 31, 2011, As Restated	2,000	301,527	2,469,393	2,772,920
Net Income	-	-	536,418	536,418
Stockholder contributions	-	300,000	-	300,000
Stockholder distributions	-	-	(274,915)	(274,915)
BALANCE, DECEMBER 31, 2012	$ 2,000	$ 601,527	$ 2,730,896	$ 3,334,423

See accompanying Notes to Financial Statements.

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Received from Trading and Underwriting Activities	$ 586,435,353
Cash Paid for Operating Expenses	(585,709,704)
Interest Paid	(473,362)
Interest and Dividends Received	734,190
Net Cash Provided by Operating Activities	986,477
CASH FLOWS FROM INVESTING ACTIVITIES	
Repayments Received on Stockholder Advances	2,500
Repayments Received on Employee Advances	5,909
Purchases of Property and Equipment	(25,424)
Net Cash Used by Investing Activities	(17,015)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of Borrowings on Note Payable	(12,420)
Stockholder Contributions	300,000
Stockholder Distributions	(274,915)
Net Cash Used by Financing Activities	12,665
NET CHANGE IN CASH AND CASH EQUIVALENTS	982,127
Cash and Cash Equivalents - Beginning of Year	1,227,033
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 2,209,160
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 536,418
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation Expense	34,578
Change in Restricted Cash	(25,555)
Change in Trading Income Receivable	845,249
Purchase of Investments Owned and Short Sale Investments	(568,865,109)
Proceeds from Disposition of Investments Owned and Short Sale Investments, Net	576,319,542
Change in Prepaid Expenses	(26,444)
Change in Other Assets	6,068
Change in Accounts Payable and Accrued Expenses	(436,474)
Change in Payable to Broker-Dealers and Clearing Organizations, Net	(7,401,796)
Total Adjustments	450,059
Net Cash Provided by Operating Activities	$ 986,477

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Gardnyr Michael Capital, Inc. (the Company) is an underwriter, financial advisor, broker/dealer, and secondary trader of proprietary assets in municipal securities, U.S. agency securities, mutual funds, and equity securities. The Company utilizes a clearing bank for the clearance and settlement of transactions. The Company's secondary trades are conducted entirely on margin with the same clearing bank. The Company is licensed in Alabama, Florida, Georgia, New York, and North Carolina.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Restricted Cash

Restricted cash represents the Company's cash balances held by its clearing bank as collateral for its margin loan balance and is equal to the minimum margin requirement of 15% of the market value of long positions and 100% of the market value of short positions.

Financial Instruments With Off-Balance-Sheet-Risk

The Company may enter into various transactions involving off-balance sheet financial instruments. These financial instruments, if any, are used to conduct trading activities and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Concentration of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits; however, the Company has not experienced any losses in such accounts.

Trading Income Receivable

Trading income receivable is stated net of an allowance for doubtful accounts, if any. The Company estimates the allowance for doubtful accounts based on an analysis of specific amounts, taking into consideration the age of past due accounts and an assessment of the debtor's ability to pay. Balances are considered past due when payments of amounts due are not made in accordance with the agreed-upon terms. Amounts are written off upon management's determination that such amounts are uncollectible. There was no allowance as of December 31, 2012.

Accrued interest income represents accrued interest earned on municipal bonds held by the Company in its proprietary account, net of any prepaid interest on those same municipal bonds. Accrued interest is included in "trading income receivable" in the accompanying financial statements.

Securities Owned, at Fair Value

Investments represent long positions in municipal bonds acquired on the secondary market and are recorded at their estimated fair value, as described in Note 2.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Sold Short

The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale.

Property and Equipment

Property and equipment is stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets.

Revenue Recognition

Securities transactions (and related trading and commission revenue and expenses, if applicable) are recorded on a trade date basis. Realized and unrealized gains and losses from securities transactions are included in "trading income, net" in the accompanying financial statements. The Company records commissions earned from certain broker/dealer transactions when received where the commission earned is not readily determinable at the close of a reporting period. Underwriting fees are recorded at the time the underwriting is complete and the income is reasonably determinable. Financial and investment advisory fees are recorded as the services are performed.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs are included in "general and administrative" expenses in the accompanying financial statements and amounted to $29,488 for the year ended December 31, 2012.

Income Taxes

The Company has elected to be taxed as an "S" corporation pursuant to Section 1362(a) of the Internal Revenue Code. As an "S" corporation, the Company's taxable income or loss is passed through the Company to the individual stockholder. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

The Company evaluates its tax positions for uncertainties on a regular basis and has determined it has no uncertain tax positions as of December 31, 2012. The Company recognizes accrued interest and penalties, if any, associated with uncertain tax positions in "general and administrative" expenses in the accompanying financial statements.

The Company files income tax returns in the United States federal jurisdiction and certain state and local jurisdictions. The Company is generally not subject to United States federal, state and local income tax examinations by tax authorities for years prior to 2009, with certain exceptions as described in the Internal Revenue Code.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2013, the date the financial statements were available to be issued.

NOTE 2 FAIR VALUE MEASUREMENTS

FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the valuation methodologies used at December 31, 2012.

NOTE 2 FAIR VALUE MEASUREMENTS (CONTINUED)

The Company's investments, including its securities sold short, are entirely proprietary and are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following is a description of the valuation methodologies used for assets measured at fair value: bonds are valued at the price reported on the active market on which the individual bonds are traded.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Municipal Bonds	$ 6,707,617	$ -	$ -	$ 6,707,617

	Liabilities at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Municipal Bonds Sold Short	$ 413,993	$ -	$ -	$ 413,993

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Office Equipment	$ 227,224
Vehicles	103,461
Total Property and Equipment	330,685
Less: Accumulated Depreciation	(226,916)
Property and Equipment, Net	$ 103,769

Depreciation expense amounted to $34,578 for the year ended December 31, 2012.

NOTE 4 PAYABLE TO BROKER DEALERS AND CLEARING ORGANIZATIONS

The Company conducts all securities trading in its proprietary account on margin through its third-party clearing firm. The margin loan is collateralized by all securities acquired on margin and bears interest at 3.5%. In addition, the Company is required to maintain a minimum level of cash in an account at the clearing firm equal to 15% of the value of all long positions and 100% of all short positions.

NOTE 5 OPERATING LEASES

The Company is obligated under certain noncancellable operating leases for office space that expire at varying dates through September 2018. The future minimum lease payments under these leases are as follows:

Year Ending December 31,		
2013	$	48,636
2014	$	49,041
2015	$	50,257
2016	$	50,500
2017	$	51,230
Thereafter	$	38,422

Rent expense and related charges for these and other short-term leases amounted to $155,970 for the year ended December 31, 2012.

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the above rule, not exceed 15 to 1.

At December 31, 2012, the Company had net capital of $2,753,693 which was $2,653,693 in excess of its required net capital of $100,000. The Company's net capital ratio is 2.519 to 1 at December 31, 2012.

In addition, rule 15c3-1(d) also provides that the ratio of the subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2012.

NOTE 7 CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2012.

NOTE 8 RELATED PARTY TRANSACTIONS

The Company leases certain office space under an operating lease from Hawk, LLC, a limited liability company, of which the Company's stockholder is a member. During the year ended December 31, 2012, the Company paid $14,229 in lease payments to Hawk, LLC.

The Company leases a condominium under an operating lease on a month-to-month basis from the Company's stockholder. The lease requires monthly payments of $3,000. During the year ended December 31, 2012, the Company paid $36,000 in lease payments to its stockholder.

NOTE 9 PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2012, the Company underwent an SEC examination which revealed the existence of a proprietary trading account the Company maintained with its clearing bank that should be recorded in the books and records of the Company. The proprietary trading account contains trading activity conducted on the Company's behalf. The Company's trading activity consists primarily of municipal bonds on the secondary market which are traded entirely on margin with the Company's clearing bank. The Company was not aware of the need to record these investments and the related unrealized gains and losses, accrued interest receivable and margin loan in its books and records; however the Company had recorded the realized gains and losses, interest income received, clearing charges, and other income and expense amounts related to the trading activity. At December 31, 2011, investments at fair value totaled $13,861,405, securities sold short at fair value totaled $108,630, and the margin loan balance totaled $13,795,396. The affect of the prior period adjustment was a decrease of $42,621 to previously reported retained earnings and a reduction of previously reported net capital of $809,050 as of December 31, 2011.

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2012

NET CAPITAL	
Total Stockholder's Equity	$ 3,334,423
Less: Stockholder's Equity Not Allowable for Net Capital	-
Total Stockholder's Equity Qualified for Net Capital	3,334,423
Add: Allowable Liabilities Subordinated to Claims of General Creditors in Computation of Net Capital	-
Total Capital and Allowable Subordinated Liabilities	3,334,423
Less: Total Non-Allowable Assets	(173,439)
Net Capital Before Haircuts on Securities Positions	3,160,984
Haircuts on Securities Positions (Computed, Where Applicable, Pursuant to Rule 15c3-1)	(407,291)
Net Capital	$ 2,753,693
AGGREGATED INDEBTEDNESS	$ 6,937,882
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 100,000
Excess Net Capital at 1,500%	$ 2,653,693
Excess Net Capital at 1,000%	$ 2,059,905
Ratio: Aggregate Indebtedness to Net Capital	251.95%
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 2,853,671
Net Audit Adjustments	(99,978)
Net Capital per Above	$ 2,753,693

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
YEAR ENDED DECEMBER 31, 2012

The Company is exempt from the reserve requirements under Rule 15c3-3 as of December 31, 2012, since the Company is in compliance with the exemptive provisions of rule 15c3-3(k)(2)(i), including depositing any customer funds directly into a special bank account for the exclusive benefit of customers.

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE III – POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
YEAR ENDED DECEMBER 31, 2012

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in rule 15c3-3 at December 31, 2012. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

In planning and performing our audit of the financial statements of Gardnyr Michael Capital, Inc. ("the Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent and detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control over financial reporting, as described below, that we consider to be a material weakness in internal control over financial reporting.

Material Weakness

The Company did not have adequate internal controls over its period-end financial reporting process during the period from 2009 through 2012 related to its proprietary trading account held at its third-party clearing firm. The Company had not recorded the fair market value of the municipal securities held in its proprietary account in its annual or monthly financial statements, or the corresponding margin loan and related accrued interest receivable and unrealized gains or losses. As a result, the Company's net capital calculation during those years did not reflect the appropriate haircut on the municipal securities and was therefore overstated. However, the amount by which net capital was overstated in any one period or year was not sufficient to result in noncompliance with the minimum net capital requirement. At December 31, 2011, the haircut on securities would have been $809,050, which would have reduced reported net capital to $1,835,865, and the Company would have been in compliance with the minimum net capital requirement.

It is our understanding that the lack of recognition and disclosure of these investments, the related margin loan, accrued interest receivable, and unrealized gains or losses was due primarily to the fact that the Company's former accountant was unaware of the requirement to report these amounts in the Company's books and records. Lack of adequate internal controls over the financial reporting process could result in material misstatements in the Company's financial statements. We recommend that the Company establish formal policies and procedures for their financial closing process to ensure all assets, liabilities, income, and expenses are properly reflected in the Company's books and records and considered in their net capital calculation.

Management's Response

Management acknowledges the material weakness noted above and has implemented appropriate procedures to ensure all financial reporting is in compliance with regulatory authorities. The firm has worked with their third party clearing agent to obtain the necessary reports to ensure accuracy of investments, the related margin loan, accrued interest receivable, and unrealized gains or losses that

are booked monthly, the firm has hired qualified accounting personnel to oversee the financial reporting process, and works monthly with an Industry Professional Consultant to review the Company's net capital calculation and the related haircut on municipal securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were not adequate at December 31, 2012, to meet the SEC's objectives due to the material weakness described above.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be distributed to other parties or used for any other purposes.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Orlando, Florida
February 26, 2013